UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41858

Okeanis Eco Tankers Corp.

(Translation of registrant’s name into English)

c/o OET Chartering Inc., Ethnarchou Makariou Ave., & 2 D. Falireos St., 185 47 N. Faliro, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release published by Okeanis Eco Tankers Corp. (the “Company”) on August 12, 2025, titled “Okeanis Eco Tankers Corp. - Unaudited Condensed Financial Statements for the Second Quarter and Six-Month Period of 2025.”

Attached to this report on Form 6-K as Exhibit 99.2 is a copy of Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Unaudited Interim Condensed Consolidated Financial Statements of the Company for the Six Months Ended June 30, 2025.

This Report and the exhibits hereto are hereby incorporated by reference into the registrant’s registration statements: (A) on Form F-3 (File No. 333-287032), filed with the Securities and Exchange Commission on May 7, 2025 and declared effective on May 21, 2025 and (B) on Form F-3 (File No. 333-287036), filed with the Securities and Exchange Commission on May 7, 2025 and declared effective on May 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OKEANIS ECO TANKERS CORP.

	By:	/s/ Iraklis Sbarounis
	Name:	Iraklis Sbarounis
	Title:	Chief Financial Officer

Date: August 12, 2025